Exhibit 99.1

VINCI PARTNERS ANNOUNCES R$360 MILLION CAPITAL RAISE FOR NEW AGRIBUSINESS STRATEGY

Rio de Janeiro, August 25, 2022 -- Vinci Partners Investments Ltd. (NASDAQ: VINP) ("Vinci Partners”, “Vinci”, “the Company”, "we", "us", or "our"), the controlling company of a leading alternative investment platform in Brazil, announced today the closing of a R$360 million public offer for “Vinci Crédito Agro Fiagro Imobiliário” (“VICA”, “The Fund”), the first fund in Vinci’s agribusiness strategy, co-managed by Vinci’s Credit and Real Estate segments.

VICA is Vinci Partners’ first product within the scope of the joint venture with Chrimata, an investment company focused on the sector, announced in May 2021. VICA is a perpetual capital fund structured to become listed in the B3 stock-exchange through a public follow-on offering in up to five years.

The Fund shall invest in a diversified credit portfolio within the Agri sector in Brazil, targeting the main competitive regions and soft commodities such as soy, corn, cotton, coffee, sugar and ethanol as well as Agri-related industries and supply chains. The Fund focuses on bilateral senior secured credit transactions, originated and structured in-house.

Marcello Almeida, partner, and Head of Credit for Vinci Partners, said, “We are thrilled to announce the first capital raise for VICA, yet another successful partnership between our Credit and Real Estate strategies. We believe to have structured a truly one-of-a-kind product, combining the attractive and scalable market opportunity we see for Agribusiness in Brazil given its strong competitive advantages, alongside our team’s expertise to identify best-in-class players and to structure tailor-made credit facilities to address their capital needs.”

“VICA will be a strategic fit to our product offering within Private Markets,” said Leandro Bousquet, partner, and Head of Real Estate. “This capital raise marks a solid start to our new agribusiness strategy, reaching the hard cap of this fundraising round backed by sizeable demand from investors in a challenging market environment. Our team is very excited and ready to execute the appealing pipeline of assets we have ahead of us, throughout the next few months.”

About Vinci Partners

Vinci Partners is a leading alternative investment platform in Brazil, established in 2009. Vinci Partners' business segments include private equity, public equities, real estate, credit, infrastructure, hedge funds, investment products and solutions and special situations, each managed by dedicated investment teams with an independent investment committee and decision-making process. We also have a financial advisory business, focusing mostly on pre-initial public offering, or pre-IPO, and merger and acquisition, or M&A, advisory services for Brazilian middle-market companies.

About Vinci Partners Credit

Vinci Partners’ Credit strategy is focused on customized credit transactions to meet the financing needs of both established and growing businesses, while generating interesting investment opportunities for our investors. The Credit strategy invests across four core sub-strategies/asset classes: Infrastructure Credit, Real Estate Credit, Structured Credit/ Multi-Strategy and Exclusive Mandates.

About Vinci Partners Real Estate

Vinci Partners’ Real Estate strategy is primarily focused on the acquisition of core, income-generating assets through public real estate funds (REITs). Our real estate strategy invests across various sub-strategies including shopping malls, industrial and logistics, offices, urban commercial properties, agribusiness, and financial instruments related to real estate assets. The team also manages opportunistic development funds.

Forward-Looking Statements

This press release contains forward-looking statements that can be identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. By their nature, forward-looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside of our control. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements and there can be no assurance that such forward-looking statements will prove to be correct. The forward-looking statements included herein speak only as at the date of this press release and we do not undertake any obligation to update these forward-looking statements. Past performance does not guarantee or predict future performance. Moreover, neither we nor our affiliates, officers, employees and agents undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of this press release. Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U.S. Securities and Exchange Commission from time to time.

USA Media Contact

Nick Lamplough / Kate Thompson / Katie Villany

Joele Frank, Wilkinson Brimmer Katcher

+1 (212) 355-4449

Brazil Media Contact

Danthi Comunicações

Carla Azevedo (carla@danthicomunicacoes.com.br)

+55 (21) 3114-0779

Investor Contact

ShareholderRelations@vincipartners.com

NY: +1 (646) 559-8040

RJ: +55 (21) 2159-6240